                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 2001.

                                       OR

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-652

A.   Full title of the Plan:

     EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES.

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

                              UNIVERSAL CORPORATION
                           1501 NORTH HAMILTON STREET
                            RICHMOND, VIRGINIA 23230
                                 (804) 359-9311

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   EMPLOYEES' STOCK PURCHASE PLAN
                                   OF UNIVERSAL LEAF TOBACCO
                                   COMPANY, INCORPORATED AND
                                   DESIGNATED AFFILIATED COMPANIES


DATE:  June 28, 2002                    /s/ Hartwell H. Roper
                                   ---------------------------------
                                   Hartwell H. Roper
                                   Executive Vice President and Chief
                                   Financial Officer
                                   Universal Leaf Tobacco Company, Inc.

EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF
TOBACCO COMPANY, INCORPORATED AND DESIGNATED
AFFILIATED COMPANIES

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

        Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

             Audited Financial Statements and Supplemental Schedules

                     Years ended December 31, 2001 and 2000


                                    Contents

Report of Independent Auditors.......................................................................    1

Financial Statements

Statements of Net Assets Available for Benefits......................................................    2
Statement of Changes in Net Assets Available for Benefits............................................    3
Notes to Financial Statements........................................................................    4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year....................................................................................   12
Schedule H, Line 4j - Schedule of Reportable Transactions............................................   13

                Report of Ernst & Young LLP, Independent Auditors


Human Resources Policy and Planning Team
Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                    /s/ Ernst & Young LLP

Richmond, Virginia
June 21, 2002

        Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                 Statements of Net Assets Available for Benefits


                                                                                    December 31
                                                                              2001              2000
                                                                         ---------------- -----------------
Common stock of Universal Corporation                                    $    33,290,537  $    41,359,681
Common stock of LandAmerica Financial Group, Inc.                                242,802          719,421
Fixed income fund                                                                967,590        1,076,402
Temporary cash investments                                                           909            6,489
                                                                         ---------------- -----------------

Net assets available for benefits                                        $    34,501,838  $    43,161,993
                                                                         ================ =================


See accompanying notes.

        Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Investment income:
  Net appreciation in market value of investments                                       $       1,578,486
  Cash dividends                                                                                1,351,866
  Interest                                                                                         65,165
                                                                                        -------------------
                                                                                                2,995,517
Contributions:
  Employer                                                                                      1,367,280
  Employee                                                                                      1,367,280
                                                                                        -------------------
                                                                                                2,734,560

Withdrawals and forfeitures of employees' accounts                                            (14,390,232)
                                                                                        -------------------

Net decrease                                                                                   (8,660,155)

Net assets available for benefits:

  December 31, 2000                                                                            43,161,993
                                                                                        -------------------
  December 31, 2001                                                                     $      34,501,838
                                                                                        ===================


See accompanying notes.

       Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                         Notes to Financial Statements

                     Years ended December 31, 2001 and 2000



1. Description of the Plan

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

After one year of service and attaining age 21, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from nonvested withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, fixed income fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

Participant accounts

Each participant's account consists of participant's contributions, the Employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)



1. Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

                  Years of service             Vesting percentage
             ----------------------------  ---------------------------
                        0-4                              0%
                         5                             100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed the lesser of ten years or the participant's life expectancy.

Termination

While the Sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LandAmerica Financial Group, Inc. Shares

During 1991, each participant elected to either sell or hold all LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation) shares distributed to them as a dividend from the spin-off from Universal Corporation.

       Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

LandAmerica Financial Group, Inc. Shares (continued)

Participants continuing to hold LandAmerica Financial Group, Inc. shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in LandAmerica Financial Group, Inc. Common Stock are permitted under the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are held by a bank-administered trust fund which changed from Wachovia to Bank of New York during 2000. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the record date, and interest is accrued as earned.

       Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The fixed income fund is primarily invested in the Stable Value Fund I, a pooled fund of investment contracts managed by Wachovia Asset Management. The investment contracts are valued at contract value, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 2001 the average yield for the fund was 5.94% (6.48% in 2000), and at December 31, 2001 the crediting rating was 5.88% (6.60% at December 31, 2000).

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001, the Plan's investments in common stock (including investments purchased, sold, as well as held during the year) appreciated in fair value by $1,578,486.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                                                    December 31
                                                                              2001              2000
                                                                         ---------------- -----------------
Investments at fair value:
  Universal Corporation common stock                                     $    33,290,537  $    41,359,681
  Temporary cash investments                                                         909            6,489
                                                                         ---------------- -----------------
                                                                         $    33,291,446  $    41,366,170
                                                                         ================ =================

       Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)


3. Investments (continued)

                                                                                           Year ended
                                                                                        December 31, 2001
                                                                                       --------------------
Change in net assets:
  Contributions                                                                        $        2,579,400
  Dividends                                                                                     1,349,754
  Interest                                                                                          8,101
  Net appreciation in market value                                                              1,724,982
  Withdrawals and forfeitures                                                                 (13,739,314)
  Transfers between funds                                                                           2,353
                                                                                       --------------------
                                                                                       $       (8,074,724)
                                                                                       ====================

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                        December 31, 2001
                                                                                       --------------------
Net assets available for benefits per the financial statements                         $       34,501,838
Amounts allocated to withdrawn participants                                                       (28,020)
                                                                                       --------------------
Net assets available for benefits per the Form 5500                                    $       34,473,818
                                                                                       ====================

       Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)



4. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                           Year ended
                                                                                        December 31, 2001
                                                                                       --------------------

Benefits paid to participants per the financial statements                             $       14,390,232
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001                 28,020

Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2000              (543,141)
                                                                                       --------------------
Benefits paid to participants per the Form 5500                                        $       13,875,111
                                                                                       ====================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

5. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 7, 1995, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Related Party Transactions

The administrative expenses of the Plan, which included the trustee's fees ($37,015 in 2001) are paid by the Sponsor and are not included in the accompanying financial statements.

       Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
                Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)


6. Related Party Transactions (continued)

Under the provisions of the Plan, employees and officers may elect to sell shares of Universal Corporation common stock to the Plan semi-monthly. The trustee then sells the shares on the open market. Purchases from employees totaled $458,356 during the year ended December 31, 2001. Included in this amount are purchases from officers which amounted to $75,861.

                             Supplemental Schedules

                                                                      Schedule 1

 Employees'Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies
                                EIN: 54-0741848
                                    Plan #002

    Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                                December 31, 2001

                                                               Description of Investment
                                                                  Including Number of
                                                                Shares, Maturity Date,
                                                                   Rate of Interest,
               Identity of Issue, Borrower,                       Collateral, Par or                            Market
                  Lessor or Similar Party                           Maturity Value              Cost            Value
------------------------------------------------------------  --------------------------------------------------------------
Universal Corporation Common Stock Fund
   Common stock of Universal Corporation*                                914,324          $     23,580,506 $     33,290,537
   Temporary cash investments                                                909                       909              909
                                                                                          ----------------------------------

                                                                                          $     23,581,415 $     33,291,446
                                                                                          ==================================

LandAmerica Financial Group, Inc.
   Common Stock Fund
     Common stock of LandAmerica Financial
      Group, Inc.                                                          8,460                 **        $        242,802

Fixed Income Fund
Investments in a fund consisting of guaranteed investment
   contracts                                                             967,590                 **                 967,590
                                                                                                           -----------------
                                                                                                           $     34,501,838
                                                                                                           =================


*Indicates party-in-interest to the Plan.
** Participant - directed investment.

                                                                      Schedule 2

 Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies
                                 EIN: 54-0741848
                                    Plan #002

            Schedule H, Line 4j - Schedule of Reportable Transactions

                                December 31, 2001


                                                                                                     (h) Current
                                                                                                    Value of Asset
 (a) Identity of Party                             (c) Purchase     (d) Selling     (g) Cost of     on Transaction    (i) Net Gain
        Involved             (b) Description            Price            Price           Asset             Date           or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of Transactions in
Excess of 5% of Plan Assets
------------------------------------------

  **                    Universal Corporation
                          Stock                  $     3,845,442  $           -      $ 3,845,442      $ 3,845,442    $         -
                                                               -      6,308,056        3,742,922        6,308,056      2,565,134

  Bank of New York      Collective Short Term
                          Investments Fund            10,792,988              -       10,792,988       10,792,988              -
                                                               -     10,797,551       10,797,551       10,797,551              -


There were no category (i), (ii), or (iv) reportable transactions during 2001.

Columns (e) and (f) are not applicable.

** Transactions made on market.

                                                                              13